UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Zones, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

624906 10 3

(CUSIP Number)

Firoz H. Lalji
1102 15th Street SW, Suite 102
Auburn, WA  98001

With a copy to:
Gary J. Kocher
K&L Gates
925 Fourth Avenue, Suite 2900
Seattle, WA  98104

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   624906 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firoz H. Lalji
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States citizen
	7.	Sole Voting Power 0
Number of Shares Beneficially	8.	Shared Voting Power 7,616,540
Owned by Each Reporting Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,616,540
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,616,540*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.1%**
14.	Type of Reporting Person (See Instructions) IN
* Consists of (i) 6,558,540 shares of common stock held jointly held by Firoz H. Lalji and his wife, Najma Lalji, (ii) 860,000 shares of common stock issuable upon exercise by Firoz H. Lalji of stock options within 60 days, (iii) 87,500 shares of common stock held in Firoz H. Lalji’s IRA, (iv) 37,500 shares of common stock held in Najma Lalji’s IRA and (v) 73,000 shares of common stock held in a custodial account for a minor daughter.

** Calculation is based on a total of 13,220,853 shares of common stock issued and outstanding as of May 8, 2008, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

CUSIP No.   624906 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Najma Lalji
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States citizen
	7.	Sole Voting Power 0
Number of Shares Beneficially	8.	Shared Voting Power 7,616,540
Owned by Each Reporting Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,616,540
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,616,540*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.1%**
14.	Type of Reporting Person (See Instructions) IN
* Consists of (i) 6,558,540 shares of common stock held jointly held by Firoz H. Lalji and his wife, Najma Lalji, (ii) 860,000 shares of common stock issuable upon exercise by Firoz H. Lalji of stock options within 60 days, (iii) 87,500 shares of common stock held in Firoz H. Lalji’s IRA, (iv) 37,500 shares of common stock held in Najma Lalji’s IRA and (v) 73,000 shares of common stock held in a custodial account for a minor daughter.

** Calculation is based on a total of 13,220,853 shares of common stock issued and outstanding as of May 8, 2008, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment”) is filed to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D, as amended (the “Schedule 13D”), previously filed with the Securities and Exchange Commission. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

Item 1.	Security and Issuer

This statement relates to shares of common stock, without par value (“Common Stock”), of Zones, Inc., a Washington corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1102 15th Street SW, Suite 102, Auburn, WA  98001.

Item 2.	Identity and Background

(a)-(c) Firoz H. Lalji is the Chairman and Chief Executive Officer of the Issuer.  His business address is 1102 15th Street SW, Suite 102, Auburn, WA  98001.  Najma Lalji is the wife of Firoz Lalji.  Mrs. Lalji is a homemaker.  Her business address is c/o Firoz H. Lalji, Zones, Inc., 1102 15th Street SW, Suite 102, Auburn, WA  98001.

(d) During the last five years, neither of the reporting persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f) Firoz H. Lalji and Najma Lalji are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock beneficially owned by Firoz and Najma Lalji were acquired either by Firoz H. Lalji as a founder of the Issuer, as compensation for Firoz H. Lalji’s services to the Issuer or through open market purchases or private transactions using personal funds.

The disclosure under Item 4 below is also incorporated herein by reference.

Item 4.	Purpose of Transaction

Firoz and Najma Lalji originally acquired the shares reported herein for investment purposes.

Firoz H. Lalji recently formed a Washington corporation, Zones Acquisition Corp. (“Zac”).  On July 30, 2008, Zac and the Issuer entered into a Merger Agreement (the “Merger Agreement”) pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Zac will be merged with an into the Issuer, with the Issuer continuing as the surviving corporation.  At the effective time of the merger, each share of the Issuer’s issued and outstanding Common Stock, other than shares of Common Stock held by Firoz H. Lalji, Najma Lalji, Natasha Lalji and the Firoz and Najma Lalji Foundation, and other than those shares with respect to which dissenters rights are properly exercised, will be cancelled and converted into the right to receive $8.65 in cash, without interest.

In connection with the execution of the Merger Agreement, Firoz Lalji has executed a commitment letter to generally provide equity and/or debt financing to Zac, the proceeds of which will be used by Zac, together with funds available under the Issuer’s credit facilities and cash on hand, to pay the approximate $66 million aggregate consideration for the merger.

Following the consummation of the merger, the Issuer’s  Common Stock will be delisted from The Nasdaq Global Market and will become eligible for deregistration under Section 12(g)(4) of the Securities Exchange Act of 1934.

Pursuant to the terms of the Merger Agreement, at the effective time of the merger, the board of directors of Zac immediately prior to the effective time of the merger will become the board of directors of the Issuer, and the officers of the Issuer will continue as its officers. Also at the effective time of the Merger, the articles of incorporation and bylaws of the Issuer will be amended and restated as provided in the Merger Agreement.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including customary closing conditions and approval of a majority of the shareholders of the Issuer voting on the Merger other than Firoz Lalji and the other shareholders identified in this Schedule 13D/A ..

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

Item 5.	Interest in Securities of the Issuer

(a)  See Items 11 and 13 of the cover pages to this Schedule 13D/A.

(b)  See Items 7 through 10 of the cover pages to this Schedule 13D/A.

(c)  No transactions in the shares of Common Stock have been effected by the reporting persons during the past 60 days.

(d)  None.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure under Item 4 above is hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

1.
Joint Filing Agreement dated November 7, 2007 by and between Firoz H. Lalji and Najma Lalji (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the reporting persons on November 9, 2007).

2.	Agreement and Plan of Merger between Zones Acquisition Co. and Zones, Inc. dated as of July 30, 2008 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer on July 31, 2008).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2008	/s/ Firoz H. Lalji
Firoz H. Lalji

Date: July 31, 2008	/s/ Najma Lalji
Najma Lalji